UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   SOUTHAM, BARRY J.
   3600 WEST SEGERSTROM AVENUE
   SANTA ANA, CA  92704
   USA
2. Issuer Name and Ticker or Trading Symbol
   WAHLCO ENVIRONMENTAL SYSTEMS, INC.
   WAL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May 26, 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President - Operations
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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EMPLOYEE STOCK OPTION |9.92    |05/19|D*  |V|20,000     |D  |(1)  |06/29|COMMON STOCK|20,000 |       |-0-         |D  |            |
(right to buy)        |        |/98  |    | |           |   |     |/05  |            |       |       |            |   |            |
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EMPLOYEE STOCK OPTION |4.90    |05/19|D*  |V|1,552      |D  |(2)  |04/01|COMMON STOCK|1,552  |       |-0-         |D  |            |
(right to buy)        |        |/98  |    | |           |   |     |/06  |            |       |       |            |   |            |
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EMPLOYEE STOCK OPTION |0.875   |05/19|A   |V|165,525    |A  |(3)  |05/19|COMMON STOCK|165,525|       |165,525     |D  |            |
(right to buy)        |        |/98  |    | |           |   |     |/08  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
NOTE: ALL SHARE AND PER-SHARE NUMBERS OF THE DERIVATIVE SECURITIES DISPOSED OF HAVE BEEN
ADJUSTED TO REFLECT
A
            ONE-FOR-TEN REVERSE STOCK SPLIT EFFECTED AT THE CLOSE OF BUSINESS ON MAY 15, 1998.
* Cancellation of an employee stock option in connection with the grant of a replacement option.
(1) Exercisable in four equal annual installments on the first four anniversaries of the grant date.
(2) Exercisable in 12 equal monthly installments commencing
04/01/96.
(3) Exercisable as to one-half of the shares on the grant date and as to balance of the shares in approximately equal installments on the next three anniversaries of the grant date.
SIGNATURE OF REPORTING PERSON
Barry J. Southam
DATE
May 27, 1998